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                             September 11, 2023

       Yong Zhang
       Chief Executive Officer
       Xinyuan Real Estate Co., Ltd.
       27/F, China Central Place, Tower II
       79 Jianguo Road, Chaoyang District
       Beijing 100025
       People   s Republic of China

                                                        Re: Xinyuan Real Estate
Co., Ltd.
                                                            Amendment No. 1 to
Form 20-F for the Fiscal Year Ended December 31, 2022
                                                            File No. 001-33863

       Dear Yong Zhang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1. We note your submission and disclosure pursuant to Item 16I(b)(3) addresses ownership or control by "a
governmental entity in mainland China" and "the governmental entities in
                                                        China," respectively.
We also note that your definition of China on p. 1 of your annual report filed May 30,
2023 excludes Hong Kong. Please tell us and disclose the ownership or control by
governmental entities in Hong Kong as well as mainland China. Please also amend your Form 20-F to
include all of the disclosures required by Item 16I(b) in the filing itself rather
than attached as an additional exhibit.
   2. We note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong
Kong and countries outside China. Please note that Item
                                                        16I(b) requires that
you provide disclosures for yourself and your consolidated foreign
 Yong Zhang
Xinyuan Real Estate Co., Ltd.
September 11, 2023
Page 2
      operating entities, including variable interest entities or similar structures. With respect to
      (b)(2), please clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and revise to disclose the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.
3. We note your statement that you reviewed your register of members in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).
4. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
      instance, please tell us how the board members    current or prior
memberships on, or
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
5. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to our knowledge.    Please revise to
confirm without
      qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist
      Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley at (202) 344-5791 or Christopher Dunham at
(202) 551-3783
with any other questions.



                                                             Sincerely,
FirstName LastNameYong Zhang
                                                             Division of
Corporation Finance
Comapany NameXinyuan Real Estate Co., Ltd.
                                                             Disclosure Review
Program
September 11, 2023 Page 2
cc:       Haoze Zheng
FirstName LastName